UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 2, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated October 14, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	November 2, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. to Webcast 2015 Third Quarter Financial Results

CALGARY, Alberta, October 14, 2015 — Enbridge Inc. (TSX, NYSE: ENB) will host a webcast conference call to discuss its 2015 Third Quarter Results on Thursday, November 5, 2015.

Webcast Information

Event:	Enbridge Inc. 2015 Third Quarter Financial Results Conference Call
Date:	Thursday, November 5th, 2015
Time:	7 a.m. Mountain Standard Time / 9 a.m. Eastern Standard Time
Webcast:	sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead):
North America Toll Free:	1 (800) 447-0521
Outside North America:	+1 (847) 413-3238
Participant Passcode:	40968124#

Replay Information

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website approximately one day after the event.

Audio Replay # (Available for seven days after call):
North America Toll Free:	1 (888) 843-7419
Outside North America	+1 (630) 652-3042
Replay Passcode:	40968124#

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 1,600 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs more than 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations	Enbridge Inc. – Media

Adam McKnight	Graham White
(403) 266-7922 / (800) 481-2804	(403) 508-6563/ (888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com